

Mail Stop 3561

January 5, 2017

Ms. Turid M. Sorensen
Chief Financial Officer
Nordic American Offshore LTD
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

     Re: **Nordic American Offshore LTD**
              Form 20-F for the Year Ended December 31, 2015
              Filed March 23, 2016
              File No. 001-36484

Dear Ms. Sorensen:

We have reviewed your response letter dated December 16, 2016, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2016 letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

1. We note your response to prior comment 1 and in order to be able to properly evaluate your analysis and responses, please provide us with the following additional information:
    a. Actual rates achieved by NAO for 2016.
    b. Contract terms, by vessel, for your eight vessels, and if any are in negotiation, please describe the status of the negotiations and the potential terms.
    c. Please describe all expenses included in your impairment analysis (i.e., dry-docking, maintenance, etc.), whether any expenses are excluded and the reasons why, and tell us how expense assumptions are adjusted for later years to account for increases in repairs, inflation, or any other reason.

    d. Please tell us what utilization rates you use beyond the first two years of the analysis.

    e. Please clarify the reason the company uses achieved rates from time to time versus 3 year market rates for the short term for budgeting purposes.

    f. Please tell us whether you have performed an impairment analysis subsequent to September 30, 2016 and provide us with the conclusions and any assumptions that are different from what you have provided in previous responses.

We may have further comment upon reviewing your response.

2. We note your response to prior comment 2 and refer you to Questions 102.07 and 102.10 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-Financial Measures, issued on May 17, 2016. Specifically, free cash flow is typically a liquidity measure, which we would expect to be reconciled to cash flows from operating activities, rather than to net loss, which you use in your reconciliation in your disclosure in the November 15, 2016 Form 6-K. If you utilize this non-GAAP measure as a performance measure, please consider renaming the non-GAAP measure to more appropriately portray it as a performance measure. Please provide us with an example of the measure and the surrounding disclosure to be included in future filings. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure